                                            Filed Pursuant to Rule No. 424(b)(5)
                                                  Registration Nos. 333-84060
                                                                    333-84060-01
                                                                    333-84060-02

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 8, 2002)

                                 $750,000,000

                           MEADWESTVACO CORPORATION

                             6.85% NOTES DUE 2012

                               ----------------

      MeadWestvaco will pay interest on the notes on April 1 and October 1 of each year beginning October 1, 2002. The notes are redeemable prior to their maturity at a make-whole premium described in the description of the notes contained in this prospectus supplement.

      The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will be guaranteed on an unsecured basis by each of The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco"), two of our wholly-owned subsidiaries, as more fully described in this prospectus supplement and the accompanying prospectus.

      We will issue the notes only in denominations of $1,000 and integral multiples of $1,000.

                                           PER NOTE    TOTAL
                                           --------    -----
Public offering price (1).................  99.338% $745,035,000
Underwriting discount.....................    .650%   $4,875,000
Proceeds, before expenses, to MeadWestvaco  98.688% $740,160,000

      (1) Plus accrued interest from April 2, 2002, if settlement occurs after that date.

                               ----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about April 2, 2002.

                               ----------------

                              MERRILL LYNCH & CO.


BNY CAPITAL MARKETS, INC.

BANC OF AMERICA SECURITIES LLC

BANC ONE CAPITAL MARKETS, INC.

GOLDMAN, SACHS & CO.

JPMORGAN

MORGAN STANLEY

SALOMON SMITH BARNEY

BARCLAYS CAPITAL

COMMERZBANK CAPITAL MARKETS CORP.

DAIWA SECURITIES SMBC EUROPE

FLEET SECURITIES, INC.

SCOTIA CAPITAL

SUNTRUST ROBINSON HUMPHREY

WACHOVIA
  SECURITIES, INC.

                               ----------------

           The date of this prospectus supplement is March 26, 2002.

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----

                  PROSPECTUS SUPPLEMENT
Documents Incorporated by Reference.................  S-2
The Company.........................................  S-4
Recent Developments.................................  S-8
Use of Proceeds.....................................  S-9
Pro Forma Capitalization of MeadWestvaco Corporation  S-9
Summary of Financial Information.................... S-10
Description of the Notes............................ S-11
Underwriting........................................ S-14
Experts............................................. S-15

                       PROSPECTUS
Documents Incorporated by Reference.................    3
Where You Can Find More Information.................    4
The Company.........................................    5
Ratio of Earnings to Fixed Charges..................    5
Use of Proceeds.....................................    6
Description of Debt Securities and the Guarantees...    6
Plan of Distribution................................   15
Legal Opinions......................................   15
Experts.............................................   16

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                      DOCUMENTS INCORPORATED BY REFERENCE

      This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus.

      All documents filed by MeadWestvaco, Mead or Westvaco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities, are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

      You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information.

      The following documents, which have been filed by MeadWestvaco, with the Securities and Exchange Commission (SEC file number 001-31215) are incorporated by reference into this prospectus:

Joint Proxy Statement-Prospectus included in Dated December 20, 2001 its registration statement on Form S-4, as
  amended (No. 333-71124)
Current Report on Form 8-K/A                 Filed March 8, 2002
Current Report on Form 8-K                   Filed March 15, 2002
Annual Report on Form 10-K                   Two month transition period ended
                                               December 31, 2001

      The following documents, which have been filed by Mead with the Securities and Exchange Commission (SEC file number 001-02267), are incorporated by reference into this prospectus:

Current Report on Form 8-K      Filed August 30, 2001
Current Report on Form 8-K      Filed October 17, 2001
Current Report on Form 8-K      Filed October 18, 2001
Current Report on Form 8-K      Filed January 22, 2002
Current Report on Form 8-K      Filed January 29, 2002
Quarterly Report on Form 10-Q   Quarter ended April 1, 2001
Quarterly Report on Form 10-Q   Quarter ended July 1, 2001
Quarterly Report on Form 10-Q   Quarter ended September 30, 2001
  and Amendment No. 1
Proxy Statement                 Filed March 9, 2001
Annual Report on Form 10-K      Year ended December 31, 2000
  and Amendments No. 1, 2 and 3

      The following documents, which were filed by Westvaco with the Securities and Exchange Commission (SEC file number 001-03013), are incorporated by reference into this prospectus:

Current Report on Form 8-K Filed December 20, 2001
Current Report on Form 8-K Filed January 29, 2002
Proxy Statement            Filed January 12, 2001
Additional Proxy Materials Filed February 13, 2001
Annual Report on Form 10-K Year ended October 31, 2001

      Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at as follows: MeadWestvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, telephone (203) 461-7400, Attn: Corporate Secretary.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THE DATE ON THE FRONT OF THOSE DOCUMENTS ONLY.

                                  THE COMPANY

GENERAL

      MeadWestvaco Corporation is a Delaware corporation formed for the purpose of consummating the business combination of The Mead Corporation and Westvaco Corporation. The business combination was consummated on January 29, 2002. MeadWestvaco's business consists exclusively of the businesses of Mead and Westvaco. Unless otherwise indicated or the context otherwise requires, the term "MeadWestvaco" refers to MeadWestvaco Corporation and its consolidated subsidiaries, including Mead and Westvaco, and the terms "Mead" and "Westvaco" refer to The Mead Corporation and Westvaco Corporation, respectively, in each case together with their consolidated subsidiaries.

      Westvaco, a Delaware corporation, was incorporated in 1899 as West Virginia Pulp and Paper Company. Westvaco's historical business has been as a producer of packaging, paper and specialty chemicals. Westvaco has served customers in more than 70 countries with operations in the United States, Brazil, Europe and Asia. Westvaco has produced paper and paperboard to convert into a variety of packaging products. Westvaco has also been a leading global supplier of premium packaging for consumer products markets.

      Mead, an Ohio corporation, was incorporated in 1930 as the outgrowth of a paper manufacturing business founded in 1846. Mead's historical business has been as a producer of paper, packaging systems, pulp, paperboard, lumber and other wood products. Mead also has manufactured and distributed consumer and office supplies including time management products. Mead has served customers in approximately 100 countries with operations in the United States, Canada, Latin America, Europe and Asia.

BUSINESS SEGMENTS

      MeadWestvaco's principal business segments on a combined basis are (1) packaging products, (2) coated and specialty papers, (3) consumer and office products and (4) specialty chemicals. While the forest resources operations represent a segment of MeadWestvaco's business, it does not meet the threshold to be reported separately.

      Westvaco's principal business segments have been the manufacture of (1) packaging products, (2) paper products, and (3) chemicals. A more detailed description of Westvaco's segments, including financial information, is contained in Note S to the consolidated financial statements included in the MeadWestvaco 2001 Financial Report to Shareholders, and is incorporated herein by reference.

      Mead's principal business segments have been the manufacture of (1) paper, (2) packaging and paperboard, and (3) consumer and office products. A more detailed description of Mead's segments, including financial information, is contained in Note T to the consolidated financial statements for Mead for the twelve-month period ended December 31, 2001, as included in MeadWestvaco's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 8, 2002 and incorporated herein by reference.

MARKETING AND DISTRIBUTION

      The principal markets for MeadWestvaco's products are in the United States, Canada, South America, Latin America, Europe and Asia. MeadWestvaco operates in 33 countries and serves customers in approximately 100 nations. MeadWestvaco expects to continue to utilize marketing and distribution methods of Westvaco and Mead to serve the combined business while conducting a review of these methods as part of the company's overall integration efforts.

      The principal markets for Westvaco's products have been in the United States, Brazil, Europe and Asia. Substantially all products have been sold through Westvaco's own sales force. The principal markets for Mead's products have been in the United States, Canada, Latin America, Europe and Asia. Mead's products have been sold through a mixture of its own sales force and through paper merchants and distributors. Each company has maintained sales offices in key cities for their respective markets throughout the world.

FOREST RESOURCES

      The principal raw material used in the manufacture of paper, paperboard and pulp is wood. MeadWestvaco's strategy, based on the location of its mills and the composition of surrounding forestland ownership, is to provide a portion of its wood fiber from company-owned land and to rely on private woodland owners and private contractors and suppliers for the balance. MeadWestvaco owns approximately 3.5 million acres of forests worldwide. As part of MeadWestvaco's strategic review of its timberlands holdings, the company expects to reduce its U.S. land base over the next several years, disposing of parcels which are not strategically significant to the company due to their location in areas where the company otherwise has sufficient appropriate supply for its mills.

      MeadWestvaco expects to continue to obtain most of its wood requirements from company owned or controlled timberlands, from private woodland owners and private contractors or suppliers, including participants in the company's Cooperate Forest Management Program (CFM) which provides an additional source of wood fiber from acreage owned by participating landowners and managed with assistance from company foresters. The company believes that these sources will be able to adequately supply the company's needs. Additionally, the company has the capacity to supply all of the wood for its Brazilian mill from company plantations.

      As of December 31, 2001, Westvaco owned 1,378,000 acres of forestland with approximately 1,068,000 in the South and Middle Atlantic United States, 190,000 acres in the Central United States and approximately 120,000 acres in southern Brazil (more than 2,000 miles from the Amazon rainforests). As of December 31, 2001, Mead owned or controlled approximately 2,087,000 acres of timberlands in the United States, with approximately 820,000 acres in the Midwest, 660,000 in the Northeast and 607,000 acres in the South.

PATENTS

      MeadWestvaco has a large number of foreign and domestic trademarks, trade names, patents, patent rights and licenses relating to its business. While, in the aggregate, intellectual property rights are material to MeadWestvaco's business, the loss of any one or any related group of such rights would not have a material adverse effect on the business of MeadWestvaco, with the exception of the "Mead(R)" mark for consumer and office products.

COMPETITION

      MeadWestvaco operates in very competitive domestic and foreign markets, competing with many large, well-established and highly competitive manufacturers and service providers. In addition, the company's business is affected by a range of macroeconomic conditions, such as: industry capacity; industry consolidations; global competition; economic growth in the U.S. and abroad; and currency exchange rates.

      The company competes principally through quality; value-added products and services (packaging solutions); customer service; innovation; technology; and product design and price. The company's proprietary trademarks and patents are also important to the company's competitive position in certain markets.

RESEARCH

      MeadWestvaco's research and development efforts are primarily focused on increased timber and fiber production on a sustainable basis, as well as new product innovation and process enhancements.

ENVIRONMENTAL LAWS AND REGULATIONS

      MeadWestvaco's operations are subject to extensive regulation by various federal, state and local authorities, as well as by regulatory authorities with jurisdiction over foreign operations of the company. These regulations impose effluent and emission limitations, waste disposal and other requirements upon the operations of the company, and require the company to obtain and operate in compliance with the conditions of permits and similar authorizations from the appropriate governmental authorities. Through its operating subsidiaries, MeadWestvaco has obtained, has applications pending, or is making application for such permits and authorizations. MeadWestvaco does not anticipate that compliance with such statutes and regulations will have a material adverse effect on its competitive position or its overall business. MeadWestvaco's competitors are subject to the same statutes and regulations, and while individual regulatory programs may impact competitors somewhat differently, MeadWestvaco expects that in the aggregate these statutes and regulations affect competitors to a relatively similar degree.

      Environmental expenditures in the future are anticipated to include long-term projects for maintenance and upgrade of wastewater treatment plants, process modifications and air emission controls. Due to changes in environmental laws and regulations, the application of such laws and regulations and changes in environmental control technology, it is not possible for MeadWestvaco to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, MeadWestvaco estimates that it may incur approximately $40 million in expenditures for Westvaco facilities for the year ending December 31, 2002, and approximately $22 million in expenditures over the next three calendar years for Mead facilities.

      A portion of anticipated future environmental capital expenditures of MeadWestvaco will concern compliance with regulations promulgated under the Clean Air Act and Clean Water Act (the "Cluster Rules") designed to reduce air and water discharges of specific substances from U.S. pulp and paper mills by 2006. MeadWestvaco has taken major steps to comply with the Cluster Rules which require new and existing integrated pulp and paper mills to install control devices to limit the release of certain pollutants into the air and water. MeadWestvaco expects to incur additional capital expenditures of approximately $80 million over the next five years to comply with the Cluster Rules. Additional operating expenses will be incurred as capital installations required by the Cluster Rules are put into service. Environmental organizations are challenging the Cluster Rules in the U.S. Court of Appeals. MeadWestvaco and other companies are participating in the litigation which could result in additional compliance costs in excess of $150 million over several years if the legal challenge by these environmental organizations is successful.

      In 1999, the United States Environmental Protection Agency (the "EPA") announced its intention to emphasize enforcement of the Clean Air Act's major source air permitting program. The Agency identified certain industries on which it intended to focus, including the pulp and paper industry. During 1999 and 2000, EPA issued Notices of Violation against eight companies, including Westvaco, with kraft pulp mills in Maryland, Pennsylvania, Virginia, West Virginia and Wisconsin, alleging various violations of the Clean Air Act Prevention of Significant Deterioration ("PSD") dating back to the late 1970s and early 1980s. Subsequently, EPA proceeded to file suit in Federal District Court against Westvaco. To MeadWestvaco's knowledge, none of these enforcement matters against pulp and paper companies have been settled or resolved. In 1999 and 2000, Mead received multiple requests for information (pursuant to Section 114 of the Clean Air Act) from EPA concerning Mead's kraft pulp mills in Chillicothe, Ohio, Rumford, Maine, Phenix City, Alabama and Escanaba, Michigan. Mead has responded to all of the requests and MeadWestvaco is continuing to cooperate with EPA. Mead did not receive any Notices of Violations or other claims relating to these matters.

      The EPA has undertaken several initiatives to reduce ozone-causing pollutants from large utility and industrial sources in the Midwest, including a call for states to adopt more stringent emission controls on all or some of the sources within their boundaries (the "NOx SIP Call") and the promulgation of new federal emission standards that may be applied to specific identified sources in the affected states. Alabama, Michigan and Ohio are among the states affected by these EPA initiatives. MeadWestvaco has developed plans for compliance with the applicable federal programs and the Alabama, Michigan and Ohio programs, and does not expect that any significant capital expenditures beyond the expenditures stated above for the Mead facilities will be necessary in the next three years to assure compliance. MeadWestvaco also expects capital expenditures in the range of $15-20 million will be required to install additional controls on facilities located in Kentucky, Maryland and Virginia by 2004. Estimated expenditures assume the technology identified by the EPA is capable of achieving the NOx reductions projected by the EPA, which MeadWestvaco has not independently confirmed.

      Mead and Westvaco have been notified by the EPA or by various state or local governments that they may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites currently operated or used by each company. Mead and Westvaco are also currently named as a potentially responsible party ("PRP"), or have received third party requests for contribution under federal, state or local laws with respect to at least 20 sites. Some of these proceedings are described in more detail in Part I, Item 3, "Legal Proceedings." There are other sites which may contain contamination or which may be potential Superfund sites but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. Although the costs associated with remediation of all these sites are not certain at this time, MeadWestvaco has established reserves of approximately $57 million relating to current environmental litigation and proceedings which it believes are probable and reasonably estimable. These reserves were established after considering the number of other PRPs, their ability to pay their portion of the costs, Mead's or Westvaco's relative contribution to the site, and other factors. Expenses to be charged to this reserve are not included in the anticipated capital expenditures for the next three years stated above. MeadWestvaco believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or by as much as approximately $40 million. This estimate of the range of reasonably possible additional costs is less certain than the estimate upon which reserves are based.

EMPLOYEES

      MeadWestvaco employs approximately 32,500 people worldwide, of which 25,300 are employed in the United States and 7,200 are employed internationally. Of this group, approximately 16,400 employees are represented by various labor unions under collective bargaining agreements. Additionally, most of MeadWestvaco's European facilities have separate house union agreements or series of agreements specific to the workforce at such facility.

INTERNATIONAL OPERATIONS

      MeadWestvaco's operations outside the United States are conducted through subsidiaries located in Canada, South America, Latin America, Europe and Asia. While there are risks inherent in foreign investments, MeadWestvaco does not believe at this time that such risks are material to its overall business prospects.

      Westvaco's sales that were attributable to domestic operations were 85% during the Transition Period, 89% in the fiscal year ended October 31, 2001, and 94% in the fiscal years ended October 31, 2000 and 1999. Westvaco's sales that were attributable to foreign operations were 15% during the Transition Period, 11% in fis-cal year 2001, 6% in fiscal years 2000 and 1999. Export sales from Westvaco's U.S. operations made up approximately 15% during the Transition Period and 14%, 15% and 17% of Westvaco's fiscal year sales in 2001, 2000 and 1999, respectively. For more information about domestic and foreign operations, see Note S to the consolidated financial statements, included in the MeadWestvaco 2001 Financial Report to Shareholders, incorporated herein by reference.

                              RECENT DEVELOPMENTS

IMPACT OF ADOPTING FINANCIAL ACCOUNTING STANDARDS NO. 142 REGARDING GOODWILL

      On March 15, 2002 MeadWestvaco announced that it will adopt, as required, Statement of Financial Accounting Standards (SFAS) No. 142, effective as of January 1, 2002. Under the Standard, goodwill and other intangible assets with indefinite lives will no longer be amortized, but instead will be tested for impairment at least annually. Westvaco goodwill at the end of 2001 was approximately $560 million.

      In compliance with SFAS No. 142, MeadWestvaco is in the process of completing an evaluation of the carrying value of goodwill. Based upon the goodwill assessment work to date, MeadWestvaco estimates that a non-cash goodwill impairment charge in the range of $250-350 million will be recorded at the beginning of 2002. The impairment charge will be the same before and after taxes as the goodwill is not deductible and will not affect cash flow or future operating results.

MEADWESTVACO PROVIDES OUTLOOK FOR FIRST QUARTER 2002

      On March 15, 2002 MeadWestvaco also announced that for the first quarter of 2002, MeadWestvaco's operating results are expected to be significantly weaker than the sum of Mead and Westvaco's first quarter results last year. As a result of a weakening global economy, prices for coated papers, containerboard and bleached paperboard sold in economically sensitive markets declined during 2001. Therefore, pricing for some grades of paper and paperboard are much lower this quarter than in last year's first quarter. In addition, due to the timing of the merger, the quarter will reflect only two months of results of operations for the former Mead Corporation. Due to merger accounting rules, non-cash depreciation for the former Mead Corporation will be higher.

      Total downtime in MeadWestvaco's medium and bleached paperboard operations is expected to be approximately 100,000 tons in the first quarter of 2002, compared to 68,000 tons in 2001. This downtime includes scheduled maintenance reducing production at its domestic corrugating medium operations at Stevenson, Alabama and market-related downtime and extended maintenance at its Evadale, Texas bleached paperboard operations. In 2001, downtime included 33,000 tons for the former Mead and 35,000 tons for the former Westvaco. In coated and specialty papers, MeadWestvaco will take approximately 37,000 tons of market-related downtime to more closely align production with demand. First quarter 2002 results will also include charges for previously announced restructuring and other merger-related actions of approximately $40 million.

                                USE OF PROCEEDS

      The net proceeds from the sale of the notes are estimated to be $738.9 million after deducting the underwriting discount and estimated expenses for the offering to be paid by the Company. The Company intends to use all of the net proceeds to repay short-term indebtedness having a weighted average interest rate as of March 26, 2002, of approximately 2.4%. The short-term indebtedness was incurred by the Company to finance the repayment of long-term indebtedness, certain cash payments related to the merger of Mead and Westvaco, and working capital.

             PRO FORMA CAPITALIZATION OF MEADWESTVACO CORPORATION

      The following table shows the consolidated pro forma capitalization of MeadWestvaco at December 31, 2001. The consolidated pro forma capitalization of MeadWestvaco gives effect to the January 29, 2002 merger between Mead and Westvaco as if the merger occurred on December 31, 2001. The "Pro Forma As Adjusted" column reflects the issuance of $750,000,000 aggregate principal amount of notes offered hereby and the repayment of commercial paper borrowings and the current portion of long-term debt.

                                                  AS OF DECEMBER 31, 2001
                                                  ----------------------
                                                               PRO FORMA
                                                  PRO FORMA   AS ADJUSTED
-                                                 ---------   -----------
                                                       (IN MILLIONS)
Pro forma long-term debt:
   Commercial paper.............................. $   425.8           --
   Current portion of long-term debt.............     302.3           --
   Fixed-rate senior notes and debentures........   2,867.8      3,617.8
   Pollution control & industrial revenue bonds..     142.5        142.5
   Variable-rate senior notes....................     417.7        417.7
   Notes payable and other.......................     389.5        389.5
                                                  ---------    ---------
       Total pro forma long-term debt............   4,545.6      4,567.5
       Pro forma deferred taxes..................   1,895.2      1,895.2
       Total pro forma shareholders' equity:.....   5,387.4      5,387.4
          Total pro forma capitalization......... $11,828.2    $11,850.1
                                                  =========    =========
Ratio of total debt to total capitalization......      38.4%        38.5%

                       SUMMARY OF FINANCIAL INFORMATION

      The following is a summary of certain actual and pro forma financial information of MeadWestvaco and its predecessor, Westvaco and their respective consolidated subsidiaries. With the exception of the inclusion of the ratios of earnings to fixed charges and the pro forma financial information, the following amounts were derived from MeadWestvaco's and Westvaco's consolidated financial statements and other financial data contained in their reports incorporated by reference herein or otherwise previously filed with the SEC pursuant to the Exchange Act (see "Documents Incorporated by Reference"). The selected unaudited pro forma combined financial data is included only for the purposes of illustration, and it does not necessarily indicate what the operating results would have been if the business combination between Westvaco and Mead had been completed on such date. Moreover, this information does not necessarily indicate what the future operating results of the combined company will be. The unaudited pro forma combined condensed income statement data reflects the full year ended October 31, 2001 for Westvaco and the full year ended December 31, 2001 for Mead. The unaudited pro forma combined condensed balance sheet data reflects the December 31, 2001 balance sheet of Westvaco and records, on a preliminary basis, the acquisition of Mead assuming the transaction had been completed at December 31, 2001. The Mead balance sheet at December 31, 2001 was used for purposes of estimating the preliminary purchase asset allocation. The allocation reflected in the unaudited pro forma information is preliminary and subject to adjustment as final valuations of tangible and intangible assets acquired and liabilities assumed are completed.

                                                                                                 TWO MONTHS
                                                           YEAR ENDED OCTOBER 31,                  ENDED
                                             -------------------------------------------------  DECEMBER 31, PRO FORMA
                                               1997      1998      1999      2000       2001        2001       2001
                                             --------  --------  --------  ---------  --------  ------------ ---------
                                                                (DOLLARS IN MILLIONS, EXCEPT RATIOS)
INCOME STATEMENT DATA
Net sales................................... $3,151.7  $3,049.9  $2,953.2  $ 3,856.5  $3,935.5    $  602.7   $ 8,112.0
Cost of products sold.......................  2,590.5   2,506.5   2,390.6    3,008.5   3,224.1       539.9     6,882.0
Selling, research and administration expense    250.0     247.5     241.7      293.1     381.6        66.2       863.4
Restructuring charges.......................       --        --      78.8       16.1      51.7          --        96.8
                                             --------  --------  --------  ---------  --------    --------   ---------
Earnings from operations....................    311.2     295.9     242.1      538.8     278.1        (3.4)      269.8
Other revenues (expenses)...................     28.7      18.7      29.4       57.0      48.1        (2.3)       66.6
Interest and debt expense...................     93.3     110.2     123.5      192.2     207.7        32.9       321.8
                                             --------  --------  --------  ---------  --------    --------   ---------
Income before taxes.........................    246.6     204.4     148.0      403.6     118.5       (38.6)       14.6
Income taxes................................     83.9      72.4      36.8      148.9      30.3       (16.9)      (23.2)
Extraordinary item..........................       --        --        --       (8.8)       --          --          --
                                             --------  --------  --------  ---------  --------    --------   ---------
Net income.................................. $  162.7  $  132.0  $  111.2  $   245.9  $   88.2    $  (21.7)  $    37.8
                                             ========  ========  ========  =========  ========    ========   =========

BALANCE SHEET DATA (AT PERIOD END)
Cash & marketable securities................ $  175.4  $  105.1  $  108.8  $   225.3  $   81.2    $  102.4   $   153.7
Working capital.............................    399.6     272.1     312.9      496.8     314.7       307.8       437.8
Total assets................................  4,898.8   5,008.7   4,896.7    6,569.9   6,787.0     6,828.3    13,599.8
Current maturities on long-term debt........     26.1      99.1      50.2       30.1     172.9       166.6       541.1
Long-term debt..............................  1,449.4   1,455.8   1,426.9    2,686.7   2,660.5     2,697.2      4004.5
Other long-term obligations.................     63.2      70.5      75.3       76.0      76.8        83.0       404.2
Deferred income taxes.......................    702.0     768.8     798.1      907.7   1,007.8     1,007.1     1,895.2
Shareholders' equity........................  2,278.6   2,246.4   2,171.3    2,332.6   2,340.9     2,315.2     5,387.4

OTHER DATA
EBITDA (a).................................. $  609.0  $  595.6  $  552.0  $   909.9  $  673.6    $   55.0
Net cash provided by operating activities...    390.7     406.7     412.7      583.1     252.6        34.1
Net cash used in investing activities.......   (593.0)   (416.0)   (229.9)  (1,475.0)   (323.6)      (53.7)
Net cash (used in) provided by financing
 activities.................................    262.9     (57.0)   (160.6)   1,006.2     (62.9)       40.8
Capital expenditures........................    621.2     423.0     228.9      214.0     290.4        54.1
Dividends...................................     89.8      89.3      88.2       88.5      89.3          --
Ratio of earnings to fixed charges(b).......     2.8x      2.4x      2.0x       2.9x      1.5x       (37.9)       1.1x

--------
(a)EBITDA represents income before taxes plus interest expense, depreciation and amortization. Westvaco's EBITDA is included in this prospectus supplement because it is a measure used by Westvaco's management to assess Westvaco's operating results and liquidity. EBITDA should not be considered in isolation or viewed as a substitute for cash flow from operations, net income or other measures of performance as defined by generally accepted accounting principles and presented in Westvaco's consolidated financial statements. EBITDA may not be comparable to other similarly titled measures of other companies.

(b)For the purpose of computing the consolidated ratio of earnings to fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and
   (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                           DESCRIPTION OF THE NOTES

      References in this "Description of the Notes" section to "MeadWestvaco," "Mead" and "Westvaco" refer, respectively, to each of them individually and not to any of their respective consolidated subsidiaries.

      The notes will be issued under the Indenture dated as of April 2, 2002 (the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"), which is more fully described in the accompanying prospectus.

      The notes mature on April 1, 2012. The notes bear interest at the rate set forth on the cover page hereof, payable semi-annually on April 1 and October 1 of each year to the registered holders thereof on the preceding March 15 or September 15, as the case may be, commencing October 1, 2002. The notes do not have the benefit of a sinking fund. The notes are unsecured obligations of MeadWestvaco and will rank equally with all other unsecured and unsubordinated indebtedness of MeadWestvaco. The notes will be issued in denominations of $1,000 and multiples thereof.

      The aggregate principal amount of notes is limited to $750,000,000. The Indenture does not limit the amount of other debt that may be issued by MeadWestvaco except for certain secured debt as described in the prospectus under "Restrictive Covenants."

GUARANTEES

      The notes will be jointly and severally guaranteed by each of Mead and Westvaco as described in the accompanying prospectus. Accordingly, it shall be an additional Event of Default with respect to the notes if either (i) any such guarantee ceases to be in full force and effect (other than in accordance with its terms) or is declared null and void or unenforceable or found to be invalid or unenforceable or found to be invalid or any such guarantor denies its liability under its guarantee (other than by reason of the release of such guarantor from such guarantee in accordance with its terms), or (ii) certain events of bankruptcy, insolvency or reorganization occur with respect to any guarantor.

OPTIONAL REDEMPTION

      Upon not less than 30 nor more than 60 days' notice, MeadWestvaco may redeem the notes, in whole or in part, at any time at the redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the redemption date. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption to each holder of notes to be redeemed at its registered address. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes called for redemption.

      "Make-Whole Premium" means, with respect to any debenture at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such debenture on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the date of such redemption), plus 25 basis points, over
(b) the principal amount of notes being redeemed.

      "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to an constant maturity of one year shall be used.

BOOK-ENTRY SYSTEM

      The Depository Trust Company ("DTC"), New York, NY, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered global debenture certificates will be issued for the notes and will be deposited with, or on behalf of, DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

      Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of the notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to MeadWestvaco as soon as possible after the record date. The Omnibus Proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal and interest payments on the notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, MeadWestvaco or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of MeadWestvaco or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

      DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to MeadWestvaco or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

      MeadWestvaco may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered.

      THE INFORMATION IN THIS SECTION CONCERNING DTC AND DTC'S BOOK-ENTRY SYSTEM HAS BEEN OBTAINED FROM SOURCES THAT MEADWESTVACO BELIEVES TO BE RELIABLE, BUT MEADWESTVACO TAKES NO RESPONSIBILITY FOR THE ACCURACY THEREOF.

CONCERNING THE TRUSTEE

      MeadWestvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totaling $1,000,000,000 are available to MeadWestvaco under its Credit Agreement with a group of banks that includes the Trustee and certain of its affiliates. There are no borrowings currently outstanding under this Credit Agreement.

                                 UNDERWRITING

      Subject to the terms and conditions of the Underwriting Agreement, MeadWestvaco has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from MeadWestvaco, the respective principal amount of notes set forth opposite its name below:

                                       PRINCIPAL
          UNDERWRITER                   AMOUNT
          -----------                   ------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................ $300,000,000
BNY Capital Markets, Inc.............   60,000,000
Banc of America Securities LLC.......   60,000,000
Banc One Capital Markets, Inc........   60,000,000
J.P. Morgan Securities Inc...........   60,000,000
Salomon Smith Barney Inc.............   60,000,000
Goldman, Sachs & Co..................   22,500,000
Morgan Stanley & Co. Incorporated....   22,500,000
Barclays Capital Inc.................   15,000,000
Commerzbank Capital Markets Corp.....   15,000,000
Daiwa Securities SMBC Europe Limited.   15,000,000
Fleet Securities, Inc................   15,000,000
Scotia Capital (USA) Inc.............   15,000,000
SunTrust Capital Markets, Inc........   15,000,000
Wachovia Securities, Inc.............   15,000,000
                                      ------------
        Total........................ $750,000,000
                                      ============

      Under the terms and conditions of the Underwriting Agreement, the underwriters are committed to take and pay for all of the notes offered hereby if any are taken.

      Each of MeadWestvaco, Mead and Westvaco has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

COMMISSIONS, DISCOUNTS AND EXPENSES

      The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of .4% per debenture. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% per debenture to certain brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      MeadWestvaco estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $1,261,600.

NEW ISSUE OF NOTES

      Prior to this offering, there has been no public market for the notes. The underwriters have advised MeadWestvaco that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active market will develop. MeadWestvaco does not intend to apply for the notes to be listed on any national securities exchange or national securities quotation system.

PRICE STABILIZATION AND SHORT POSITIONS

      In connection with this offering, the rules of the Securities and Exchange Commission permit the underwriters to engage in transactions that stabilize the price of the notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes.

      If the underwriters create a short position in the notes in connection with this offering (i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market.

OTHER RELATIONSHIPS

      Certain of the underwriters and their affiliates have from time to time provided commercial banking or investment banking advisory services to both Mead and Westvaco, as well as MeadWestvaco, for which they have received customary compensation, and may continue to do so in the future.

                                    EXPERTS

MEADWESTVACO AND WESTVACO

      The consolidated financial statements of Westvaco Corporation incorporated in this prospectus by reference to Westvaco's Annual Report on Form 10-K for the year ended October 31, 2001, and the consolidated financial statements incorporated in this prospectus by reference to MeadWestvaco's Transition Period Report on Form 10-K for the two months ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given on the authority of said firm as experts in auditing and accounting.

MEAD AND MW HOLDING CORPORATION

      The consolidated balance sheet of MW Holding Corporation incorporated in this prospectus by reference to MeadWestvaco's Joint Proxy Statement--Prospectus included in its Registration Statement on Form S-4 (No. 333-71124), as well as the consolidated financial statements of The Mead Corporation for the year ended December 31, 2001, incorporated in this prospectus by reference to MeadWestvaco's Form 8-K/A dated March 8, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the company's change in its method of accounting for derivative instruments effective January 1, 2001 and the company's change in its method of revenue recognition for provisions included in certain sales agreements effective January 1, 2000) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting.

                           MEADWESTVACO CORPORATION

                                DEBT SECURITIES

                               ----------------

      By this prospectus, we may offer up to $1,000,000,000 of debt securities. Market conditions at the time these securities are sold will determine the prices and terms of these securities.

      Each issue of debt securities of MeadWestvaco Corporation
("MeadWestvaco") under this prospectus may have a different aggregate principal amount, maturity date, public offering price, interest rate or rates, timing of interest payments, provisions for redemption, sinking fund requirements, and other variable terms. The specific terms of each offering of debt securities under this prospectus will be included in an accompanying prospectus supplement.

      Each issue of debt securities of MeadWestvaco may be guaranteed on an unsecured basis by either or both of The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco"), two of MeadWestvaco's wholly-owned subsidiaries. See "Description of the Debt Securities and the Guarantees". If an issue of debt securities of MeadWestvaco is being issued with the benefit of any such guarantees, the accompanying prospectus supplement will identify the guarantor or guarantors and any additional terms relating to such guarantees not set forth herein.

      This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

                               ----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

      We may sell securities under this prospectus to or through underwriters. We may also sell these securities directly to other purchasers or through agents.

                               ----------------

                 The date of this prospectus is March 8, 2002.

                               TABLE OF CONTENTS

                                                      PAGE
                                                      ----
Documents Incorporated By Reference..................   3
Where You Can Find More Information..................   4
The Company..........................................   5
Ratio of Earnings to Fixed Charges...................   5
Use of Proceeds......................................   6
Description of the Debt Securities and the Guarantees   6
Plan of Distribution.................................  15
Legal Opinions.......................................  15
Experts..............................................  16

                      DOCUMENTS INCORPORATED BY REFERENCE

      This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus.

      All documents filed by MeadWestvaco, Mead or Westvaco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities, are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

      You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information.

      The following documents, which have been filed by MeadWestvaco, with the Securities and Exchange Commission (SEC file number 001-31215) are incorporated by reference into this prospectus:

Joint Proxy Statement-Prospectus included in Dated December1 20, 2001 its registration statement on Form S-4, as
  amended (No. 333-71124)
Current Report on Form 8-K                   Filed January 30, 2002
Current Report on Form 8-K                   Filed January 31, 2002
Current Report on Form 8-K                   Filed February 1, 2002
Current Report on Form 8-K                   Filed February 6, 2002
Current Report on Form 8-K/A                 Filed February 6, 2002
Current Report on Form 8-K/A                 Filed March 8, 2002

      The following documents, which have been filed by Mead with the Securities and Exchange Commission (SEC file number 001-02267), are incorporated by reference into this prospectus:

Current Report on Form 8-K      Filed August 30, 2001
Current Report on Form 8-K      Filed October 17, 2001
Current Report on Form 8-K      Filed October 18, 2001
Current Report on Form 8-K      Filed January 22, 2002
Current Report on Form 8-K      Filed January 29, 2002
Quarterly Report on Form 10-Q   Quarter ended April 1, 2001
Quarterly Report on Form 10-Q   Quarter ended July 1, 2001
Quarterly Report on Form 10-Q   Quarter ended September 30, 2001
  and Amendment No. 1
Proxy Statement                 Filed March 9, 2001
Annual Report on Form 10-K      Year ended December 31, 2000
  and Amendments No. 1, 2 and 3

      The following documents, which were filed by Westvaco with the Securities and Exchange Commission (SEC file number 001-03013), are incorporated by reference into this prospectus:

Current Report on Form 8-K Filed December 20, 2001
Current Report on Form 8-K Filed January 29, 2002
Proxy Statement            Filed January 12, 2001
Additional Proxy Materials Filed February 13, 2001
Annual Report on Form 10-K Year ended October 31, 2001

      Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at as follows: MeadWestvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, telephone (203) 461-7400, Attn: Corporate Secretary.

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of those documents only.

                      WHERE YOU CAN FIND MORE INFORMATION

      MeadWestvaco will file, and each of Mead and Westvaco have filed, annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Such filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any such document at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

      This prospectus is a part of a registration statement on Form S-3 and exhibits filed with the Securities and Exchange Commission. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement and its exhibits for further information regarding MeadWestvaco and the offered securities.

                                  THE COMPANY

      MeadWestvaco is a newly formed Delaware corporation formed for the purpose of consummating the business combination of Mead and Westvaco. The business combination was consummated on January 29, 2002. MeadWestvaco's business consists exclusively of the businesses of Mead and Westvaco. The principal executive offices of MeadWestvaco are located at One High Ridge Park, Stamford, Connecticut 06905, and its telephone number at that address is (203) 461-7400.

      Mead was incorporated in 1930 under the laws of the state of Ohio as the outgrowth of a paper manufacturing business founded in 1846. Mead manufactures and sells paper, packaging systems, pulp, paperboard, lumber and other wood products. Mead also manufactures and distributes consumer and office supplies including time management products. Mead serves customers in approximately 100 countries with operations in North America, Latin America, Europe and Asia.

      Westvaco, a Delaware corporation, was incorporated in 1899 as West Virginia Pulp and Paper Company. Westvaco is a producer of packaging, paper and specialty chemicals. Westvaco serves customers in more than 70 countries with operations in the North America, Latin America, Europe and Asia. Westvaco produces paper and paperboard to convert into a variety of packaging products. Westvaco is also a leading global supplier of packaging for consumer products markets. Westvaco also manufactures a variety of specialty chemicals, sells timber from its forestlands, is engaged in land development and produces lumber.

      Unless otherwise indicated or the context otherwise requires, the term "MeadWestvaco" refers to MeadWestvaco Corporation and its consolidated subsidiaries, including Mead and Westvaco, and the terms "Mead" and "Westvaco" refer to The Mead Corporation and Westvaco Corporation, respectively, in each case together with their consolidated subsidiaries.

                      RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of MeadWestvaco, Mead and Westvaco are set forth below for the periods indicated. For periods in which earnings before fixed charges were insufficient to cover fixed charges (or combined fixed charges and preferred dividends), the dollar amount of coverage deficiency (in millions), instead of the ratio, is disclosed.

      Westvaco had a fiscal year ending October 31, and Mead has a fiscal year ending December 31. Therefore, the pro forma ratio of earnings to fixed charges for MeadWestvaco has been derived from the full year ended October 31, 2001 for Westvaco and the full year ended December 31, 2001 for Mead. In each case, the pro forma ratio of earnings to fixed charges for MeadWestvaco is presented to give effect to the business combination of Mead and Westvaco as if it occurred at November 1, 2000. MeadWestvaco believes that it is meaningful to present pro forma financial information based on the fiscal year-end of the combined company to facilitate an analysis of the pro forma effects of the business combination.

      The pro forma ratios have been derived from, and should be read in conjunction with, the unaudited pro forma consolidated condensed financial data including the notes thereto, of MeadWestvaco. Those unaudited pro forma consolidated condensed financial data are included in MeadWestvaco's Current Report on Form 8-K/A dated March 8, 2002, which is incorporated herein by reference.

      For the purpose of computing the consolidated ratios of earnings to fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

MEADWESTVACO(A)

                                        PRO FORMA
                                     ------------
                                      YEAR ENDED
                                   OCTOBER 31, 2001
                                   ----------------
Ratio of earnings to fixed charges      1.07x
--------
(a)MeadWestvaco became the parent of Mead and Westvaco on January 29, 2002 as the result of the consummation of the business combination of Mead and Westvaco. Because Westvaco is the predecessor of MeadWestvaco for accounting purposes, MeadWestvaco's historical ratios are the same as Westvaco's historical ratios, which are presented below.

MEAD

                                                        HISTORICAL FISCAL YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                         1997     1998    1999    2000     2001
                                                        ----     ----    ----    ----     ------
Ratio of earnings to fixed charges..................... 3.0x     2.8x    3.3x    2.7x
Deficiency in earnings necessary to cover fixed charges                                  $(45.9)

WESTVACO

                                   HISTORICAL FISCAL YEAR ENDED OCTOBER 31,
                                   ----------------------------------------
                                     1997    1998    1999    2000    2001
                                   ----     ----    ----    ----    ----
Ratio of earnings to fixed charges 2.8x     2.4x    2.0x    2.9x    1.5x

                                USE OF PROCEEDS

      Except as otherwise set forth in the accompanying prospectus supplement relating to an offering of the Securities, the net proceeds from the sale of the Securities being offered will be added to MeadWestvaco's general corporate funds and will be available for general corporate purposes, including, but not limited to, future capital outlays, working capital and the repayment of existing debt.

                           DESCRIPTION OF SECURITIES

      References in this "Description of Securities" section to "MeadWestvaco", "Mead" and "Westvaco" refer, respectively, to each of them individually and not to any of their respective consolidated subsidiaries.

      The Securities are to be issued under an Indenture (the "Indenture") between MeadWestvaco, as issuer, Westvaco, as guarantor, Mead, as guarantor (together with Westvaco in such capacity, the "Guarantors" and each individually a "Guarantor") and The Bank of New York, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the registration statement. If the Securities of any particular series are issued with the benefit of a guarantee (a "Guarantee") from either or both of the Guarantors, the terms of such series and the accompanying prospectus supplement will so specify. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Securities to which any prospectus supplement may relate. The particular terms of the Securities offered by any prospectus supplement (the "Offered Securities") and the extent, if any, to which such general provisions may apply to the Securities so offered, will be described in the prospectus supplement relating to such Offered Securities.

GENERAL

      The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder and provides that Securities may be issued from time to time in one or more series. The Securities will be unsecured obligations of MeadWestvaco.

      Reference is made to the prospectus supplement relating to the particular series of Securities offered thereby for the following terms of the Offered
Securities:

      .   the title of the Offered Securities;

      .   any limit on the aggregate principal amount of the Offered Securities;

      . the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued;

      .   the date or dates on which the Offered Securities will mature;

      . the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any;

      . the date from which such interest, if any, on the Offered Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;

      . the ranking of the Offered Securities relative to any and all other securities of MeadWestvaco theretofore issued;

      . the Guarantees, if any, issued for the benefit of Holders of the Offered Securities;

      . the dates, if any, on which and the price or prices at which the Offered Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed or purchased by MeadWestvaco, and the other detailed terms and provisions of such sinking and/or purchase funds;

      . the date, if any, after which and the price or prices at which the Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of MeadWestvaco or of the Holder thereof and the other detailed terms and provisions of such optional redemption; and

      . any other terms of the series (which will not be inconsistent with the provisions of the Indenture).

      Unless otherwise indicated in the related prospectus supplement, principal of and premium, if any, and interest, if any, on the Securities will be payable, and the transfer of the Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of MeadWestvaco, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305, 1002)

      Unless otherwise indicated in the related prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Securities, but MeadWestvaco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302, 305)

      Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

      The Indenture does not contain any covenants or other provisions which would afford Holders of Securities protection in the event of a highly leveraged transaction involving MeadWestvaco.

GUARANTEES

      Securities of a series may be issued with the benefit of a Guarantee from one or more Guarantors pursuant to the terms of the Indenture and such series of Securities. The Guarantor or Guarantors, as the case may be, will fully and unconditionally guarantee to each Holder of Securities of the specified series and to the Trustee and its successors and assigns, (1) the full and punctual payment of all monetary obligations of MeadWestvaco under the Indenture (including obligations to the Trustee) with respect to such Securities of the applicable series and (2) the full and punctual performance within applicable grace periods of all other obligations of MeadWestvaco under the Indenture with respect to such Securities of the applicable series. Such Guarantees will constitute guarantees of payment, performance and compliance and not merely of collection. The obligations of each Guarantor will be unconditional irrespective of the absence or existence of any action to enforce the same, the recovery of any judgment against MeadWestvaco or each other or any waiver or amendment of the provisions of the Indenture or specified Securities to the extent that any such action or similar action would otherwise constitute a legal or equitable discharge or defense of a Guarantor (except that each such waiver or amendment shall be effective in accordance with its terms). The obligations of each Guarantor to make any payments may be satisfied by causing MeadWestvaco or the other Guarantor, if any, to make such payments. If any Holder of any Security of the applicable series or the Trustee is required by a court or otherwise to return to MeadWestvaco, a Guarantor or any custodian, trustee, liquidator or other similar official acting in relation to any of them, any amount paid by any of them to the Trustee or such Holder, the Guarantee of a Guarantor, to the extent theretofore discharged, shall be reinstated in full force and effect. Further, each Guarantor agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or any Holder of Securities of the applicable series in enforcing any of their respective rights under the respective Guarantee. Each Guarantee is limited to the maximum amount that can be guaranteed by the respective Guarantor, without rendering the relevant Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

      Each Guarantee (taken individually) shall be automatically released and shall terminate upon (a) the merger of the respective Guarantor with or into MeadWestvaco or the other Guarantor, if any, (b) the consolidation of the respective Guarantor with MeadWestvaco or the other Guarantor, if any, (c) the transfer of all or substantially all of the assets of the respective Guarantor to MeadWestvaco or the other Guarantor, if any, or (d) the termination of such Guarantor's guarantee of the MeadWestvaco's obligations under each of the Bank Credit Facilities. "Bank Credit Facilities" means (i) the Five-Year Credit Agreement, dated as of December 21, 2001, among MeadWestvaco and the lenders and agents listed therein, with The Bank of New York, as administrative agent and Bank One, NA, as syndication agent, as amended, supplemented or otherwise modified, (ii) the 364-Day Credit Agreement, dated as of December 21, 2001, among MeadWestvaco and the lenders and agents listed therein, with The Bank of New York, as administrative agent and Bank One, NA, as syndication agent, as amended, supplemented or otherwise modified, and (iii) any amendments, renewals, refundings, refinancings, extensions, modifications or replacements with respect to any of the foregoing.

      Each of Mead and Westvaco, prior to consummation of the business combination, has issued several series of debt securities and commercial paper that remain outstanding as of the date of this prospectus. In connection with the business combination (1) each of MeadWestvaco and Mead has guaranteed Westvaco's obligations under its outstanding series of debt securities and commercial paper, and (2) each of MeadWestvaco and Westvaco has guaranteed Mead's obligations under its outstanding series of debt securities and commercial paper.

      Each of Mead and Westvaco, prior to consummation of the business combination, has entered into obligations with respect to several series of tax exempt debt in conjunction with several municipalities. In connection with the business combination (1) each of MeadWestvaco and Mead has guaranteed Westvaco's obligations with respect to the various series of tax exempt debt issued for its benefit, and (2) each of MeadWestvaco and Westvaco has guaranteed Mead's obligations with respect to certain of its outstanding series of tax exempt debt issued for its benefit. MeadWestvaco anticipates that Mead's obligations with respect to any series of tax exempt debt issued for Mead's benefit that have not been guaranteed by MeadWestvaco and Westvaco will become so guaranteed in the future.

      Each of Mead and Westvaco may, in the future, guarantee obligations of MeadWestvaco, including, but not limited to, obligations with respect to series of Securities, credit facilities, tax exempt debt and commercial paper. As of the date of this prospectus, each of Mead and Westvaco has guaranteed MeadWestvaco's obligations under its Bank Credit Facilities described in clauses (i) and (ii) of the definition thereof and its commercial paper program.

RESTRICTIVE COVENANTS

      Certain capitalized terms used in this "Restrictive Covenants" section have the meanings provided in the last paragraph hereof.

      LIMITATIONS ON LIENS. The Indenture provides that so long as any of the Securities are outstanding MeadWestvaco will not, and will not permit any Domestic Subsidiary to, issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") if such Debt is secured by any mortgage, security interest, pledge or other lien (herein referred to as a "mortgage") upon any Principal Property of MeadWestvaco or any Domestic Subsidiary or indebtedness of any Domestic Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the Securities equally and ratably with such Debt. The foregoing restriction does not apply to:

            (1) mortgages on any property acquired, constructed or improved after the date of the Indenture which are created or assumed within 24 months after such acquisition, construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 24 month period) to secure or provide for the payment of the purchase price or cost thereof incurred after the date of the Indenture, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by MeadWestvaco or a Domestic Subsidiary other than theretofore unimproved real property;

            (2) mortgages existing on any property acquired from a corporation merged with or into MeadWestvaco or a Domestic Subsidiary;

            (3) mortgages on property of any corporation existing at the time it becomes a Domestic Subsidiary;

            (4) mortgages securing Debt owed by a Domestic Subsidiary to MeadWestvaco or to another Domestic Subsidiary;

            (5) mortgages in favor of governmental bodies to secure advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages;

            (6) mortgages on timberlands in connection with an arrangement under which MeadWestvaco or a Domestic Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined; or

            (7) mortgages securing tax exempt debt of MeadWestvaco or a Domestic Subsidiary;

            (8) mortgages for extending, renewing or replacing Debt secured by any mortgage referred to in the foregoing clauses (1) to (7) inclusive or in this clause or any mortgage existing on the date of the Indenture, PROVIDED, HOWEVER, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements on such property).

      Such restriction does not apply to the issuance, assumption or guarantee by MeadWestvaco or any Domestic Subsidiary of Debt secured by a mortgage which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Debt (not including secured Debt permitted under the foregoing exceptions) and the Value (as defined) of Sale and Lease-back Transactions existing at such time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of Securities or of Funded Debt or to the purchase of other Principal Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause
(1) above), does not exceed 15% of Consolidated Net Tangible Assets. (Section
1005)

      LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Sale and Lease-back Transactions by MeadWestvaco or any Domestic Subsidiary of any Principal Property are prohibited (except for temporary leases for a term, including renewals, of not more than three years and except for leases between MeadWestvaco and a Domestic Subsidiary or between Domestic Subsidiaries) unless the net proceeds of such sale are at least equal to the fair value of such Principal Property and:

  . MeadWestvaco or such Domestic Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without securing the Securities pursuant to clause (1) under "Limitations on Liens" or

  . the Value thereof would be an amount permitted under the last sentence under "Limitations on Liens" or

  . MeadWestvaco or any of its subsidiaries applies an amount equal to the fair value of such Principal Property

            (a) to the retirement of Funded Debt of MeadWestvaco or a Domestic Subsidiary or

            (b) to the purchase of Principal Property (other than that involved in such Sale and Lease-back Transaction). (Section 1006)

For the purposes of the covenants described above,

      "Consolidated Net Tangible Assets" means the total of all the assets appearing on the consolidated balance sheet of MeadWestvaco and its subsidiaries less the following: (1) current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof but maturing within 12 months from the date of determination;
(2) reserves for depreciation and other asset valuation reserves; (3) intangible assets such as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense carried as an asset on said balance sheet; and (4) appropriate adjustments on account of minority interests of other persons holding stock in any subsidiary of MeadWestvaco. Consolidated Net Tangible Assets shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which MeadWestvaco and its subsidiaries are engaged and which are approved by the independent accountants regularly retained by MeadWestvaco, and may be determined as of a date not more than sixty days prior to the happening of the event for which such determination is being made.

      "Domestic Subsidiary" means any Subsidiary which owns a Principal
Property.

      "Funded Debt" means any Debt which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such Debt.

      "Principal Property" means any mill, converting plant, manufacturing plant, manufacturing facility, including, in each case, the equipment therein, or timberlands, located within the continental United States of

America (other than any of the foregoing acquired principally for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution, or any facility financed from the proceeds of pollution control or revenue bonds), whether owned at the date of the Indenture or thereafter acquired, having a gross book value (without deductions of any applicable depreciation reserves) on the date as of which the determination is being made of more than 5% of Consolidated Net Tangible Assets, but shall not include any minerals or mineral rights, or any timberlands designated by the Board of Directors of MeadWestvaco or of a Domestic Subsidiary, as the case may be, as being held primarily for development and/or sale.

      "Sale and Lease-back Transaction" means any arrangement with any person providing for the leasing to MeadWestvaco or any Domestic Subsidiary of any Principal Property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between MeadWestvaco and a Domestic Subsidiary or between Domestic Subsidiaries), which Principal Property has been or is to be sold or transferred by MeadWestvaco or such Domestic Subsidiary to such person.

      "Value" means with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction or (2) the fair value in the opinion of the Board of Directors of MeadWestvaco of such property at the time of entering into such Sale and Lease-back Transaction, in either case divided first by the number of full years of the terms of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

EVENTS OF DEFAULT

      The following are Events of Default under the Indenture with respect to Securities of any series:

      . failure to pay principal of or any premium on any Security of that series when due;

      . failure to pay any interest on any Security of that series when due, continued for 30 days;

      . failure to deposit any sinking fund payment, when due, in respect of any Security of that series;

      . failure to perform any other covenant of MeadWestvaco in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture;

      . certain events in bankruptcy, insolvency or reorganization with respect to MeadWestvaco and

      . any other Event of Default provided with respect to Securities of that series. (Section 501)

      MeadWestvaco expects that the terms of any series of Securities issued with the benefit of one or more Guarantees will provide that it shall be an additional Events of Default with respect to such series of Securities if either (i) any such Guarantee ceases to be in full force and effect (other than in accordance with its terms) or is declared null and void or unenforceable or found to be invalid or unenforceable or found to be invalid or any applicable Guarantor denies its liability under such Guarantee (other than by reason of the release of such Guarantor from such Guarantee in accordance with its terms), or (ii) certain events of bankruptcy, insolvency or reorganization occur with respect to any applicable Guarantor. If any such additional Events of Default are applicable with respect to a series of Securities, the accompanying prospectus supplement will specify such additional Events of Default and shall, to the extent inconsistent with the foregoing, supersede the expectation of MeadWestvaco set forth above.

      If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

      The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series. (Section 512)

      No Holder of any Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Securities of that series and also unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment. (Section 508)

      MeadWestvaco is required to furnish to the Trustee annually a statement as to performance by MeadWestvaco of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

MODIFICATION AND WAIVER

      Modifications and amendments of the Indenture may be made by MeadWestvaco and the Trustee with the consent of the Holders of a majority in aggregate principal amount of all Outstanding Securities, taken together as a single class, affected by such modification or amendment. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby:

      . change the stated maturity date of the principal of, or any installment of principal or interest on, any Security;

      . reduce the principal amount of, or any premium or interest on, any Security;

      . reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof;

      . change the place or currency of payment of principal of, or any premium or interest on, any Security;

      . impair the right to institute suit for the enforcement of any payment on or with respect to any Security; or
      . reduce the percentage in principal amount of Outstanding Securities the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

      The Holders of a majority in aggregate principal amount of the Outstanding Securities, taken together as a single class, may, on behalf of all Holders of Securities, waive, insofar as that series is concerned, compliance by MeadWestvaco with certain restrictive provisions of the Indenture. (Section
1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities, taken together as a single class, may, on behalf of all Holders of Securities, waive any past default under the Indenture with respect to all Outstanding Securities of that series, except a default in the payment of principal or any premium or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security. (Section 513)

      With respect to any Guarantor the provisions of the Indenture governing the Guarantees may be modified or amended with the consent of the Holders of a majority in aggregate principal amount of all Outstanding Securities entitled to the benefits of a Guarantee from such Guarantor, voting together as a single class. However, any Guarantee, once issued, may not be released (other than in accordance with the provisions set forth under "--Guarantees") without the consent of each Holder of Outstanding Securities affected thereby without first obtaining the consent of each such Holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

      MeadWestvaco may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes MeadWestvaco's obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

      We may, at our option and at any time, elect to have all of our obligations discharged with respect to the Outstanding Securities of any series and all obligations of any Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

            (1) the rights of Holders of Outstanding Securities to receive payments in respect of the principal of, or interest or premium, if any, on such Securities when such payments are due from the trust referred to below;

            (2) our obligations with respect to the Securities concerning issuing temporary Securities, registration of Securities, mutilated, destroyed, lost or stolen Securities and the maintenance of an office or agency for payment and money for security payments held in trust;

            (3) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

            (4)  the Legal Defeasance provisions of the indenture.

      In addition, we may, at our option and at any time, elect to have our and our Subsidiaries' obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Securities of the applicable series. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default will no longer constitute an Event of Default with respect to the Securities of the applicable series.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

            (1) we must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Securities of the applicable series, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding Securities of the applicable series on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the Securities of the applicable series are being defeased to maturity or to a particular redemption date;

            (2) in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel (with customary assumptions and exceptions) reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the supplemental indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Securities of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; PROVIDED that this clause (2) shall not apply in the case of any Legal Defeasance occurring within one year of the Stated Maturity of the Securities of the applicable series or after such time as all outstanding Securities of the applicable series have been called for redemption.

            (3) in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel (with customary assumptions and exceptions) reasonably acceptable to the trustee confirming that the Holders of the outstanding Securities of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; PROVIDED that this clause (3) shall not apply in the case of any Covenant Defeasance occurring within one year of the Stated Maturity of the Securities of the applicable series or after such times as all outstanding Securities of the applicable series have been called for redemption.

            (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default with respect to the applicable series of Securities only resulting from the procurement of funds to be applied to such deposit) and any related incurrence of a mortgage or mortgages;

            (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound;

            (6) we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the Holders of Securities of the applicable series over the other of our creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

            (7) we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

CONCERNING THE TRUSTEE

      MeadWestvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totaling $1,000,000,000 are available to MeadWestvaco under its Credit Agreement with a group of banks that includes the Trustee and certain of its affiliates. There are no borrowings currently outstanding under this Credit Agreement.

                             PLAN OF DISTRIBUTION

      MeadWestvaco may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

      The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the Securities offered thereby.

      In connection with the sale of the Securities, underwriters may receive compensation from MeadWestvaco or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under such Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

      If so indicated in the prospectus supplement, MeadWestvaco will authorize the underwriters to solicit offers by certain institutions to purchase Securities from MeadWestvaco at the public offering price set forth in the prospectus supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than, and unless MeadWestvaco otherwise agrees, the aggregate principal amount of Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the prospectus supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of MeadWestvaco. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

      The Underwriting Agreement to be entered into with respect to any Securities sold through underwriters will provide that the obligations of the underwriter or underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Securities covered by the applicable prospectus supplement if any are purchased. MeadWestvaco and the Guarantors, if any, will also agree to in demnify the several underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

      In connection with any offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such stabilizing if commenced, may be discontinued at any time.

                                LEGAL OPINIONS

      The legality of the Securities offered hereby will be passed upon for MeadWestvaco and, if applicable, Mead and Westvaco, as Guarantors, by Wendell
L. Willkie, II, Esq., Senior Vice President and General Counsel of MeadWestvaco and for the Underwriters by Cahill Gordon & Reindel, New York, New York. Mr. Willkie is the beneficial owner of shares of MeadWestvaco's common stock held in trust under MeadWestvaco's Savings and Investment Plan. He is also the recipient of stock options granted by MeadWestvaco. Cahill Gordon & Reindel has in the past performed certain legal services for Westvaco, and continues to perform certain legal services for MeadWestvaco.

                                    EXPERTS

MEADWESTVACO

      The consolidated balance sheet of MeadWestvaco (f/k/a MW Holding Corporation) incorporated in this prospectus by reference to MeadWestvaco's Joint Proxy Statement--Prospectus included in its Registration Statement on Form S-4 (No. 333-71124) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting.

MEAD

      The consolidated financial statements of The Mead Corporation for the year ended December 31, 2001, incorporated in this prospectus by reference to MeadWestvaco's Form 8-K/A dated March 8, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the company's change in its method of accounting for derivative instruments effective January 1, 2001 and the company's change in its method of revenue recognition for provisions included in certain sales agreements effective January 1, 2000) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting.

WESTVACO

      The consolidated financial statements of Westvaco Corporation incorporated in this prospectus by reference to Westvaco's Annual Report on Form 10-K for the year ended October 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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[LOGO] MeadWestvaco

                                 $750,000,000

                           MEADWESTVACO CORPORATION

                             6.85% NOTES DUE 2012

                           ------------------------

                             PROSPECTUS SUPPLEMENT

                           ------------------------

                              MERRILL LYNCH & CO.

                           BNY CAPITAL MARKETS, INC.
                        BANC OF AMERICA SECURITIES LLC
                        BANC ONE CAPITAL MARKETS, INC.
                             GOLDMAN, SACHS & CO.
                                   JPMORGAN
                                MORGAN STANLEY
                             SALOMON SMITH BARNEY

                                BARCLAYS CAPITAL
                        COMMERZBANK CAPITAL MARKETS CORP.
                          DAIWA SECURITIES SMBC EUROPE
                             FLEET SECURITIES, INC.
                                 SCOTIA CAPITAL
                           SUNTRUST ROBINSON HUMPHREY
                            WACHOVIA SECURITIES, INC.

                                MARCH 26, 2002

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